L'ORÉAL

L'OREAL
International Financial Information Department

22nd May, 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Annual General Meeting

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

dlw 6/3

L'ORÉAL

Clichy, Thursday, 22nd May 2003
6pm

L'ORÉAL

ANNUAL GENERAL MEETING

Dividend: € 0.64, up by 18.5%, with an earlier payment date
Mrs Liliane BETTENCOURT re-elected to the Board of Directors

The L'OREAL Annual General Meeting of Shareholders was held at the Unesco headquarters on Thursday May 22nd 2003, under the chairmanship of Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer.

The AGM approved the parent company financial statements and the consolidated financial statements for 2002.

The AGM decided on a dividend of **€0.64 per share** to be **paid on May 27th 2003**. This represents an **increase of 18.5% compared with the dividend paid in 2002.**

The AGM renewed the term of office of Mrs Liliane BETTENCOURT as director.

Mr Edouard de ROYERE did not request the renewal of his term of office as a director; the Board of Directors, which held a meeting after the AGM, expressed its sincere appreciation of the high quality of Mr de ROYERE's contribution.

The AGM also renewed the authorisation regularly granted to the Board of Directors, for a duration of 18 months, to buy back, if necessary, the company's treasury shares up to the statutory limit of 10% of the number of shares forming the capital.

All the resolutions proposed at the Annual General Meeting were adopted by a very large majority.

A summary of the AGM proceedings will be provided in the next L'Oréal "Letter to Shareholders", which will be available on request and via the Internet.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax : +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33(0)1.47.56.40.24
http://www.loreal.com

For further information, please contact your bank, broker or financial institution, or consult your usual newspapers or the Internet site dedicated tor shareholders and investors, http://www.loreal-finance.com, or the mobile website for PDA: loreal-finance.com mobile edition, alternatively, call the phone number: +33 1 58 13 51 36.

- L'OREAL – 41 rue Martre – 92117 CLICHY–France.